                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ________________

                                AMENDMENT NO. 4
                               (FINAL AMENDMENT)
                                       to

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               _________________

                             STIMSONITE CORPORATION
                           (Name Of Subject Company)


                         VISION ACQUISITION CORPORATION

                           AVERY DENNISON CORPORATION
                                   (Bidders)

                               _________________

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   860832104
                     (Cusip Number Of Class Of Securities)
                               _________________

                           ROBERT G. VAN SCHOONENBERG
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           AVERY DENNISON CORPORATION
                         150 N. ORANGE GROVE BOULEVARD
                           PASADENA, CALIFORNIA 91103
                                 (626) 304-2000

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                               _________________

                                   COPIES TO:
                           MICHAEL W. STURROCK, ESQ.
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234

CUSIP No. 860832104

--------------------------------------------------------------------------------
(1) Name of reporting persons:

       AVERY DENNISON CORPORATION

I.R.S. Identification No. of above person (entities only):    951492269
                                                          ----------------------

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3) SEC use only

--------------------------------------------------------------------------------
(4) Source of funds (see instructions):

      [OO]
--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)
                                                                             [ ]
--------------------------------------------------------------------------------
(6) Citizenship or place of organization:

      State of Delaware
--------------------------------------------------------------------------------
(7) Aggregate amount beneficially owned by each reporting person:

      8,307,660
--------------------------------------------------------------------------------
(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             [ ]
--------------------------------------------------------------------------------
(9) Percent of class represented by amount in Row (7):

      98.4%
--------------------------------------------------------------------------------
(10) Type of reporting person (see instructions):

       CO
--------------------------------------------------------------------------------

CUSIP No. 860832104


--------------------------------------------------------------------------------
(1) Name of reporting persons:

         VISION ACQUISITION CORPORATION

I.R.S. Identification No. of above person (entities only):
                                                          ----------------------

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3) SEC use only

--------------------------------------------------------------------------------
(4) Source of funds (see instructions):

         AF
--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
(6) Citizenship or place of organization:

         State of Delaware
--------------------------------------------------------------------------------
(7) Aggregate amount beneficially owned by each reporting person:

         8,307,660
--------------------------------------------------------------------------------
(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             [ ]
--------------------------------------------------------------------------------
(9) Percent of class represented to amount in Row (7):

         98.4%
--------------------------------------------------------------------------------
(10) Type of reporting person (see instructions):

         CO
--------------------------------------------------------------------------------

This Amendment No. 4 constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on June 10, 1999 (as amended by Amendment No. 1 to the
Schedule 14D-1 filed with the Commission on June 22, 1999, Amendment No. 2 to the Schedule 14D-1 filed with the Commission on June 25, 1999 and Amendment No. 3 to the Schedule 14D-1 filed with the Commission on July 9, 1999, the "Schedule 14D-1") relating to the cash tender offer by Vision Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Avery Dennison Corporation, a Delaware corporation ("Parent") to purchase all of the outstanding shares of common stock, par value $.01 per share, of Stimsonite Corporation, a Delaware corporation (the "Company") at a purchase price of $14.75 per Share, net to the seller in cash (subject to applicable withholding of taxes), without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

         On July 12, 1999, Parent announced that it had merged Purchaser, a wholly-owned subsidiary of Parent, with and into the Company (the "Merger") with the Company continuing as the surviving corporation in the Merger. Because Parent had acquired at least 90% of each class of the outstanding Shares, the Merger was effected without a meeting of stockholders of the Company pursuant to the "short-form" merger procedure permitted under Section 253 of the Delaware General Corporation Law. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent and each outstanding Share (other than Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with the Delaware General Corporation Law) shall be canceled, extinguished and converted into the right to receive $14.75 per Share in cash, without interest, less any applicable withholding of taxes. The consummation of the Merger was publicly announced in a press release issued by Parent on July 12, 1999, a copy of which is set forth in Exhibit (a)(11) hereto and incorporated by reference herein.

         Purchaser filed a Certificate of Ownership and Merger in the Office of the Secretary of State of the State of Delaware. Such Certificate of Ownership and Merger is included as Exhibit (a)(12) and is incorporated herein by reference.

         Parent has requested that trading of the Shares be halted on the Nasdaq National Market and intends to file a Form 15 to delist the Shares with the Commission.

ITEM 6.  Interest in Securities of the Subject Company.

         Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

         Pursuant to the Offer, which expired at 12:00 Midnight, New York City time, on Thursday, July 8, 1999, Purchaser ultimately acquired 8,307,660 Shares (which includes 807,134 Shares subject to guaranty of delivery). Such Shares represent approximately 98.4% of all Shares outstanding at such time.

         The information provided in this Amendment No. 4 under Item 5 is incorporated herein by reference.

ITEM 11. Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented as follows:

Exhibit (a)(11).  Press Release issued by Parent on July 12, 1999.

Exhibit (a)(12).  Certificate of Ownership and Merger.

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to the Schedule 14D-1 is true, complete and correct.


Dated: July 12, 1999

                              VISION ACQUISITION CORPORATION

                              By: /s/ Robert G. van Schoonenberg
                                  -----------------------------------
                                  Name:  Robert G. van Schoonenberg
                                  Title: President


                              AVERY DENNISON CORPORATION

                              By: /s/ Robert G. van Schoonenberg
                                  -----------------------------------
                                  Name:   Robert G. van Schoonenberg
                                  Title:  Senior Vice President, General
                                          Counsel and Secretary